UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

April 27, 2007

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st Sec.)
Contact:	Financial Affairs +81-3-5640-7880

Parent Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Code Number:	8411 (TSE, OSE: 1st Sec.)

Differences in Earnings Results for the Fiscal Year ended March 31, 2007 (Fiscal 2006)

compared to the Previous Fiscal Year

Mizuho Investors Securities Co., Ltd. hereby announces differences in its earnings results for Fiscal 2006 (April 1,2006 — March 31,2007) compared to Fiscal 2005 (April 1, 2005 — March 31, 2006).

1.	Differences in Earnings Results

Non-consolidated

	(Unit: millions of yen)
	Operating Revenues	Operating Profits	Ordinary Profits	Net Income
Fiscal 2006 [A]	73,834	18,288	18,412	12,082
Fiscal 2005 [B]	84,449	32,638	32,651	24,975
Difference [C] = [A] – [B]	– 10,614	– 14,349	– 14,238	– 12,892
Difference (%) [C] / [B]	– 12.6%	– 44.0%	– 43.6%	– 51.6%

(Note : fractions are rounded down)

Consolidated

	(Unit: millions of yen)
	Operating Revenues	Operating Profits	Ordinary Profits	Net Income
Fiscal 2006 [A]	73,866	18,407	18,529	12,182
Fiscal 2005 [B]	84,483	32,689	32,700	24,972
Difference [C] = [A] – [B]	– 10,616	– 14,281	– 14,171	– 12,790
Difference (%) [C] / [B]	– 12.6%	– 43.7%	– 43.3%	– 51.2%

(Note : fractions are rounded down)

2.	Reasons for the Differences

The differences between the earnings results for Fiscal 2006 and Fiscal 2005 were due mainly to a decrease in Operating Revenues, which was caused by a decrease in Commission Income and Trading Profits, and an increase in Operating Expenses. As a result, Operating Profits, Ordinary Profits and Net Income decreased.